SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL changes the time of its 4Q15 results conference call

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: B-, Fitch: CCC e Moody's: Caa1), the largest low-cost and best-fare airline in Latin America, changes the time of its 4Q15 results conference call

4Q15 Earnings release
March 29, 2016 (after trading hours).
The release will be available on our website www.voegol.com.br/ir.

Quiet period

In accordance with fair disclosure and corporate governance best practices, GOL started its quiet period on March 15, and will end immediately after the earnings release on March 29.

Conference Call in Portuguese with simultaneous translation into English

English	Portuguese
March 30, 2016	March 30, 2016
12:00 p.m. (US EDT)	12:00 p.m. (US EDT)
01:00 p.m. (Brasília time)	01:00 p.m. (Brasília time)
Phone: +1 (646) 843-6054	Phone: +55 (11) 2188-0155
Replay phone: +55 (11) 2188-0400	Replay phone: +55 (11) 2188-0400
Replay code: GOL	Replay code: GOL
Webcast: click here	Webcast: click here

Participants are requested to connect ten minutes prior to the time set for the conference calls.

 Slides and webcast: A slide presentation will be available for viewing and downloading in our website www.voegol.com.br/ir. The conference calls will be live broadcast over the internet on the same website, remaining available after the event.

 Replay: A conference call replay facility will be available for 7 days.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL changes the time of its 4Q15 results conference call

CONTACT

Edmar Lopes

Chief Financial and IR Officer

Eduardo Masson

Financial and Investor Relations Director

Thiago Stanger

Investor Relations

Vitor Ribeiro

Investor Relations

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 68 destinations, 13 international, in South America and the Caribbean, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.